September 10, 1997

EDGAR

Securities and Exchange Commission
Washington, DC  20549

Gentlemen:

Enclosed on behalf of MacKay-Shields Financial Corporation is an amended
Schedule 13G filing pursuant to Rule 13d-1(b)(2) setting forth information with respect to the following security:

	CD Radio Inc., Common Stock

Would you please acknowledge receipt of the enclosed document by affirmation number.


		Very truly yours,

		MACKAY-SHIELDS FINANCIAL CORPORATION


		By:     /s/ Jeffry B. Platt
			General Counsel


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

	CD Radio Inc.
	(Name of issuer)

	Common Stock
	(Title of Class of Securities)

	125127100
	(CUSIP Number)

	Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Continued on following page(s))
Page 1 of 6 Pages


CUSIP No. 125127100             13G               Page 2 of 6  Pages

1       NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

	MacKay-Shields Financial Corporation            13-2631681

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
	GROUP*
			(a)
			(b)
		Not Applicable

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

NUMBER OF         5     SOLE VOTING POWER
SHARES          Not Applicable

BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY                1,196,688 (See note at Item 4 below)

EACH              7     SOLE DISPOSITIVE POWER
REPORTING               Not Applicable

PERSON    8             SHARED DISPOSITIVE POWER
WITH                    1,196,688 (See note at Item 4 below)

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON
	1,196,688 (See note at Item 4 below)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*
	Not Applicable

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
	ROW 9
	8.7% (See note at Item 4 below)

12      TYPE OF REPORTING PERSON*
	IA


SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934

ITEM 1 (a)      Name of Issuer:
		CD Radio Inc.

ITEM 1 (b)      Address of Issuer's Principal Executive Offices:
		1001 22nd Street, N.W.
		Washington, DC  20037

ITEM 2 (a)      Name of Person Filing:
		MacKay-Shields Financial Corporation

ITEM 2  (b)     Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019

ITEM 2 (c)      Citizenship:
		United States

ITEM 2 (d)      Title of Class of Securities:
		Common Stock

ITEM 2 (e)      CUSIP Number:
		125127100


ITEM 3.     If this statement is filed pursuant to Rules 13d-1 (b), or
		13d-2(b), check whether the person filing is a:

(a)    [  ]     Broker or Dealer registered under Section 15 of the Act
(b)    [  ]     Bank as defined in section 3(a)(6) of the Act
(c)    [  ]     Insurance Company as defined in section 3(a)(19) of the
Act
(d)    [  ]     Investment Company registered under section 8 of the
Investment Company Act
(e)    [X]      Investment adviser registered under Section 203 of the
Investment Advisers Act of 1940
(f)    [  ]     Employee Benefit Plan, Pension Fund which is subject to
the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see section
240.13d-1 (b)(1)(ii)(F)

Page 3  of  6  Pages

SCHEDULE 13G cont.


(g)    [  ]     Parent Holding Company, in accordance with section
	240.13d-l(b)(ii)(G)
	(Note: See Item 7)
(h)    [  ]     Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)

ITEM 4.       Ownership.

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)     Amount Beneficially Owned:
		1,196,688 shares of common stock which may be acquired upon conversion of preferred stock. (See note below)

	(b)     Percent of Class:
		8.7%

	(c)     Number of shares as to which such person has:

		(i)     sole power to vote or to direct the vote
			Not Applicable

		(ii)    shared power to vote or to direct the vote
			1,196,688 (See note below)
 (iii)   sole power to dispose or to direct the disposition
			of
			Not Applicable

		(iv) shared power to dispose or to direct the disposition of
			1,196,688 (See note below)

	Note:   All of the indicated shares of Common Stock are
	issuable upon conversion of CD Radio Inc. 5% Delayed Convertible Preferred Stock (the "5% Preferred").
	The beneficial ownership of shares of Common Stock listed above represents an estimate of the number of shares of Common Stock issuable upon the conversion of shares of 5% Preferred beneficially owned, assuming a conversion date of August 29, 1997 and all dividends on shares of the 5% Preferred are added to its liquidation preference. The number of shares of Common Stock issuable upon conversion of the shares of the 5% Preferred would equal such liquidation preference ($25 plus any accrued but unpaid dividends) of the shares being converted plus any other cash payments due to the holder thereof divided by the then-effective conversion price applicable to the Common Stock (the "Conversion Price"). The Conversion Price, as of any date up to and including November 15, 1997, is determined in accordance with a formula based on market prices of the Common Stock or actual prices at which the converting holder sold the Common Stock, in either case multiplied by an amount equal to 1 minus a percentage that increases from 14.375% (at this date) monthly to 27.875% (after November 15, 1997). The actual number of shares of Common Stock issuable upon conversion of the 5% Preferred beneficially owned by the reporting person (and reported herein) is subject to change and could be materially less or more than the amount reported herein, depending upon factors which cannot be predicted at this time, including among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion and whether dividends on shares of 5% Preferred are paid in cash or added to its liquidation preference.


Page 4 of  6 Pages



ITEM 5. Ownership of Five Percent or Less of a Class.
 is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

	Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another
	Person.

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
	Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. The interest of The MainStay Funds, a registered investment company, relates to more than 5% of the class.

ITEM 7. Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company.

	If a parent holding company has filed this Form, so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary, and, if applicable, a separate exhibit furnishing the information called for by Rule 13d-l(b)(1)(ii)(G) with respect to non-qualified subsidiaries.

	Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

	If a group has filed this Schedule, so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.

	Not Applicable

Page 5  of 6 Pages

SCHEDULE 13G cont.

ITEM 9. Notice of Dissolution of Group

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

		Not Applicable

ITEM 10.        Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           September 10, 1997

Signature:      /s/ Jeffry B. Platt
Name/Title:     Jeffry B. Platt, General Counsel

Page 6 of 6 Pages